June 3, 2025

Sherry Rexroad
Chief Financial Officer
Piedmont Office Realty Trust, Inc.
5565 Glenridge Connector Ste. 450
Atlanta, Georgia 30342

       Re: Piedmont Office Realty Trust, Inc.
           Form 10-K for the year ended December 31, 2024
           Filed on February 19, 2025
           File No. 001-34626
Dear Sherry Rexroad:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction